Exhibit 99.3

NORTH AMERICAN PALLADIUM LTD.

WARRANT TO PURCHASE COMMON STOCK

CUSIP: 656912151

Warrant No.:

Date of Issuance: January 31, 2014 (“Issuance Date”)

North American Palladium Ltd. (the “Company”), a corporation incorporated under the Canada Business Corporations Act (the “CBCA”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged,

[Include Registration Details]

, the registered holder hereof or its permitted assigns (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon exercise of this Warrant to Purchase Common Stock (including any Warrants to Purchase Common Stock issued in exchange, transfer or replacement hereof, the “Warrant”), at any time or times on or after the date on which Shareholder Approval (as defined below) permitting issuance of the Warrant Shares (as defined below) hereunder is obtained (the “Initial Exercise Date”), but not after 11:59 p.m., Toronto time, on the Expiration Date (as defined below), [# of Warrants],(subject to adjustment as provided herein) fully paid and non-assessable shares of Common Stock (as defined below) (the “Warrant Shares”). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 16. This Warrant is one of the Warrants to Purchase Common Stock referenced as Tranche 1 Warrants as initially issued on January 31, 2014 (the “Tranche 1 Warrants”). This Warrant will expire at 11:59 p.m., Toronto time, on March 30, 2014 in the event that Shareholder Approval has not been obtained prior to that time.

1. EXERCISE OF WARRANT.

(a) Mechanics of Exercise. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(f)), this Warrant may be exercised by the Holder on any day on or after the Initial Exercise Date, in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice, in the form attached hereto as Exhibit A (the “Exercise Notice”), of the Holder’s election to exercise this Warrant. Within one (1) Trading Day following an exercise of this Warrant as aforesaid, the Holder shall deliver payment to the Company of an amount equal to the Exercise Price in effect on the date of such exercise multiplied by the number of Warrant Shares as to which this Warrant was so exercised (the “Aggregate Exercise Price”) in cash or via wire transfer of immediately available funds if the Holder did not notify the Company in such Exercise Notice that such exercise was made pursuant to a Cashless Exercise (as defined in Section 1(d)). The Holder shall not be required to deliver the original of this Warrant in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original of this Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. Execution and delivery of an Exercise Notice for all of the then-remaining Warrant Shares shall have the same effect as cancellation of the original of this Warrant after delivery of the Warrant Shares in accordance with the terms hereof. On or before the first (1st) Trading Day following the date on which the Company has received an Exercise Notice, the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of such Exercise Notice, in the form attached hereto as Exhibit B, to the Company’s transfer agent (the “Transfer Agent”). On or before the third (3rd) Trading Day following the date on which the Company has received such Exercise Notice, the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of shares of Common Stock to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit/ Withdrawal at Custodian system, or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and deliver to the Holder or, at the Holder’s instruction pursuant to the Exercise Notice, the Holder’s agent or designee, in each case, sent by reputable overnight courier to the address as specified in the applicable Exercise Notice, a certificate or other evidence, registered in the Company’s share register in the name of the Holder or its designee (as indicated in the applicable Exercise Notice), for the number of shares of Common Stock to which the Holder is entitled pursuant to such exercise. Upon delivery of an executed Exercise Notice, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date such Warrant Shares are credited to the Holder’s DTC account or the date of delivery of the certificates evidencing such Warrant Shares (as the case may be). If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then, at the request of the Holder, the Company shall as soon as practicable and in no event later than three (3) Business Days after any exercise and at its own expense, issue and deliver to the Holder (or its designee) a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional shares of Common Stock are to be issued upon the exercise of this Warrant, but rather the number of shares of Common Stock to be issued shall be rounded to the nearest whole number (with 0.5 being rounded up). The Company shall pay any and all taxes and fees which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant.

(b) Exercise Price. For purposes of this Warrant, “Exercise Price” means $0.762, subject to adjustment as provided herein.

(c) Company’s Failure to Timely Deliver Securities. If the Company shall fail, for any reason or for no reason, to issue to the Holder within three (3) Trading Days after receipt of the applicable Exercise Notice, a certificate for the number of shares of Common Stock to which the Holder is entitled and register such shares of Common Stock on the Company’s share register or to credit the Holder’s balance account with DTC for such number of shares of Common Stock to which the Holder is entitled upon the Holder’s exercise of this Warrant (as the case may be) (a “Delivery Failure”), and if on or after such third (3rd) Trading Day the Holder (or any other Person in respect, or on behalf, of the Holder) purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of all or any portion of the number of shares of Common Stock, or a sale of a number of shares of Common Stock equal to all or any portion of the number of shares of Common Stock, issuable upon such exercise that the Holder so anticipated receiving from the Company, then, in addition to all other remedies available to the Holder, the Company shall, within three (3) Business Days after the Holder’s request and in the Holder’s discretion, either (i) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the shares of Common Stock so purchased (including, without limitation, by any other Person in respect, or on behalf, of the Holder) (the “Buy-In Price”), at which point the Company’s obligation to so issue and deliver such certificate or credit the Holder’s balance account with DTC for the number of shares of Common Stock to which the Holder is entitled upon the Holder’s exercise hereunder (as the case may be) (and to issue such shares of Common Stock) shall terminate, or (ii) promptly honor its obligation to so issue and deliver to the Holder a certificate or certificates representing such shares of Common Stock or credit the Holder’s balance account with DTC for the number of shares of Common Stock to which the Holder is entitled upon the Holder’s exercise hereunder (as the case may be) and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Common Stock multiplied by (B) the lowest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date of the applicable Exercise Notice and ending on the date of such issuance and payment under this clause (ii).

(d) Cashless Exercise. Notwithstanding anything contained herein to the contrary (other than Section 1(f) below), if at the time of exercise hereof the Company’s effective shelf registration statement on Form F-10 (the “Registration Statement”) is not effective (or the prospectus contained therein is not available for use) for the issuance by the Company to the Holder of all of the Warrant Shares, then the Holder may, in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the “Net Number” of shares of Common Stock determined according to the following formula (a “Cashless Exercise”):

Net Number =	(A x B) - (A x C)

B

For purposes of the foregoing formula:

A= the total number of shares with respect to which this Warrant is then being exercised.

B= as applicable: (i) the Closing Sale Price of the Common Stock on the Trading Day immediately preceding the date of the applicable Exercise Notice if such Exercise Notice is (1) both executed and delivered pursuant to Section 1(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 1(a) hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b)(64) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) the Bid Price of the Common Stock as of the time of the Holder’s execution of the applicable Exercise Notice if such Exercise Notice is executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter pursuant to Section 1(a) hereof or (iii) the Closing Sale Price of the Common Stock on the date of the applicable Exercise Notice if the date of such Exercise Notice is a Trading Day and such Exercise Notice is both executed and delivered pursuant to Section 1(a) hereof after the close of “regular trading hours” on such Trading Day.

C= the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

(e) Disputes. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the number of Warrant Shares to be issued pursuant to the terms hereof, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 13.

(f) Limitations on Exercises. Notwithstanding anything to the contrary contained in this Warrant, this Warrant shall not be exercisable by the Holder hereof to the extent (but only to the extent) that the Holder or any of its affiliates would beneficially own in excess of 9.9% (the “Maximum Percentage”) of the Common Stock. To the extent the above limitation applies, the determination of whether this Warrant shall be exercisable (vis-à-vis other convertible, exercisable or exchangeable securities owned by the Holder or any of its affiliates) and of which such securities shall be exercisable (as among all such securities owned by the Holder) shall, subject to such Maximum Percentage limitation, be determined on the basis of the first submission to the Company for conversion, exercise or exchange (as the case may be). No prior inability to exercise this Warrant pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of exercisability. For the purposes of this paragraph, beneficial ownership and all determinations and calculations (including, without limitation, with respect to calculations of percentage ownership) shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”) and the rules and regulations promulgated thereunder. The provisions of this paragraph shall be implemented in a manner otherwise than in strict conformity with the terms of this paragraph to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Maximum Percentage beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such Maximum Percentage limitation. The limitations contained in this paragraph shall apply to a successor Holder of this Warrant. The holders of Common Stock shall be third party beneficiaries of this paragraph and the Company may not amend or waive this paragraph without the consent of holders of a majority of its Common Stock. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one (1) Business Day confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding, including by virtue of any prior conversion or exercise of convertible or exercisable securities into Common Stock, including, without limitation, pursuant to this Warrant or the Other Securities. For any reason at any time, upon the written request of the Company, the Holder shall promptly confirm the number of shares of Common Stock that it and its affiliates beneficially own at that time (including convertible securities).

(g) Insufficient Authorized Shares. If at any time Notice of Articles, Certificate of Incorporation, Articles, bylaws and amendments thereto, as in effect on the date hereof (the “Charter”) does not provide for an unlimited number of shares of Common Stock, the Company shall at all times keep reserved for issuance under this Warrant a number of shares of Common Stock as shall be necessary to satisfy the Company’s obligation to issue shares of Common Stock hereunder (without regard to any limitation otherwise contained herein with respect to the number of shares of Common Stock that may be acquirable upon exercise of this Warrant). If, notwithstanding the foregoing, and not in limitation thereof, at any time while any of the Tranche 1 Warrants remain outstanding the Company does not have a sufficient number of authorized and unreserved shares of Common Stock to satisfy its obligation to reserve for issuance upon exercise of the Tranche 1 Warrants at least a number of shares of Common Stock equal to the number of shares of Common Stock as shall from time to time be necessary to effect the exercise of all of the Tranche 1 Warrants then outstanding (the “Required Reserve Amount”) (an “Authorized Share Failure”), then the Company shall immediately take all action necessary to increase the Company’s authorized shares of Common Stock to an amount sufficient to allow the Company to reserve the Required Reserve Amount for all the Tranche 1 Warrants then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than sixty (60) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its stockholders for the approval of an increase in the number of authorized shares of Common Stock. In connection with such meeting, the Company shall provide each stockholder with a proxy statement and shall use its best efforts to solicit its stockholders’ approval of such increase in authorized shares of Common Stock and to cause its board of directors to recommend to the stockholders that they approve such proposal.

2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 2.

(a) Stock Dividends and Splits. Without limiting any provision of Section 2(b) or Section 4, if the Company, at any time on or after January 31, 2014, (i) pays a stock dividend on one or more classes of its then outstanding shares of Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (ii) subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its then outstanding shares of Common Stock into a larger number of shares or (iii) combines (by combination, reverse stock split or otherwise) one or more classes of its then outstanding shares of Common Stock into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this paragraph occurs during the period that an Exercise Price is calculated hereunder, then the calculation of such Exercise Price shall be adjusted appropriately to reflect such event.

(b) Adjustment Upon Issuance of Shares of Common Stock. If and whenever on or after January 31, 2014, the Company issues or sells, or in accordance with this Section 2 is deemed to have issued or sold, any shares of Common Stock (including the issuance or sale of shares of Common Stock owned or held by or for the account of the Company, but excluding any Excluded Securities issued or sold or deemed to have been issued or sold) for a consideration per share (the “New Issuance Price”) less than a price equal to the Exercise Price in effect immediately prior to such issuance or sale or deemed issuance or sale (such Exercise Price then in effect is referred to as the “Applicable Price”) (the foregoing a “Dilutive Issuance”), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the New Issuance Price. For all purposes of the foregoing (including, without limitation, determining the adjusted Exercise Price and consideration per share under this Section 2(b)), the following shall be applicable:

(i) Issuance of Options. If the Company in any manner grants or sells any Options and the lowest price per share for which one share of Common Stock is issuable upon the exercise of any such Option or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option is less than the Applicable Price, then such share of Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share. For purposes of this Section 2(b)(i), the “lowest price per share for which one share of Common Stock is issuable upon the exercise of any such Options or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option” shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of Common Stock upon the granting or sale of such Option, upon exercise of such Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option and (y) the lowest exercise price set forth in such Option for which one share of Common Stock is issuable upon the exercise of any such Options or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Option minus (2) the sum of all amounts paid or payable to the holder of such Option (or any other Person) upon the granting or sale of such Option, upon exercise of such Option and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Option plus the value of any other consideration received or receivable by, or benefit conferred on, the holder of such Option (or any other Person). Except as contemplated below, no further adjustment of the Exercise Price shall be made upon the actual issuance of such shares of Common Stock or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such shares of Common Stock upon conversion, exercise or exchange of such Convertible Securities.

(ii) Issuance of Convertible Securities. If the Company in any manner issues or sells any Convertible Securities and the lowest price per share for which one share of

Common Stock is issuable upon the conversion, exercise or exchange thereof is less than the Applicable Price, then such share of Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share. For the purposes of this Section 2(b)(ii), the “lowest price per share for which one share of Common Stock is issuable upon the conversion, exercise or exchange thereof” shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one share of Common Stock upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security and (y) the lowest conversion price set forth in such Convertible Security for which one share of Common Stock is issuable upon conversion, exercise or exchange thereof minus (2) the sum of all amounts paid or payable to the holder of such Convertible Security (or any other Person) upon the issuance or sale of such Convertible Security plus the value of any other consideration received or receivable by, or benefit conferred on, the holder of such Convertible Security (or any other Person). Except as contemplated below, no further adjustment of the Exercise Price shall be made upon the actual issuance of such shares of Common Stock upon conversion, exercise or exchange of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of this Warrant has been or is to be made pursuant to other provisions of this Section 2(b), except as contemplated below, no further adjustment of the Exercise Price shall be made by reason of such issue or sale.

(iii) Change in Option Price or Rate of Conversion. If the purchase or exercise price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for shares of Common Stock increases or decreases at any time, the Exercise Price in effect at the time of such increase or decrease shall be adjusted to the Exercise Price which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 2(b)(iii), if the terms of any Option or Convertible Security that was outstanding as of the date of issuance of this Warrant are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the shares of Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 2(b) shall be made if such adjustment would result in an increase of the Exercise Price then in effect.

(iv) Calculation of Consideration Received. If any Option or Convertible Security is issued in connection with the issuance or sale or deemed issuance or sale of any other securities of the Company (including, without limitation, any other Option or Convertible Security), together comprising one integrated transaction, (x) such Option or Convertible Security (as applicable) will be deemed to have been issued for consideration equal to the fair market value thereof as determined in good faith by the Company’s Board of Directors and (y) the other securities issued or sold or deemed to have been issued or sold in such integrated transaction shall be deemed to have been issued for consideration equal to the difference of (I) the aggregate consideration received by the Company minus (II) the aggregate fair market value of all such Options and/or Convertible Securities (as applicable) so issued. If any shares of Common Stock, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount of consideration received by the Company therefor. If any shares of Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Company for such securities will be the arithmetic average of the VWAPs of such security for each of the five (5) Trading Days immediately preceding the date of receipt. If any shares of Common Stock, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such shares of Common Stock, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or publicly traded securities will be determined by the Company, subject to challenge by Disputing Holders (as defined below). If there is a challenge and such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the “Valuation Event”), the fair value of such consideration will be determined within five (5) Trading Days after the tenth (10th) day following such Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Disputing Holders. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

(v) Record Date. If the Company takes a record of the holders of shares of Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in shares of Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase shares of Common Stock, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase (as the case may be).

(vi) Application Only After Receipt of Shareholder Approval. Notwithstanding anything contained in this Section 2(b) to the contrary, the provisions of this Section 2(b) shall only apply from and after obtaining Shareholder Approval of the anti-dilution provisions of this Warrant.

(c) Number of Warrant Shares. Simultaneously with any adjustment to the Exercise Price pursuant to paragraphs (a) or (b) of this Section 2, the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the adjusted number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment (without regard to any limitations on exercise contained herein).

(d) Other Events. In the event that the Company (or any Subsidiary) shall take any action to which the provisions hereof are not strictly applicable, or, if applicable, would not operate to protect the Holder from dilution or if any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company’s board of directors shall in good faith determine and implement an appropriate adjustment in the Exercise Price and the number of Warrant Shares (if applicable) so as to protect the rights of the Holder, provided that no such adjustment pursuant to this Section 2(d) will increase the Exercise Price or decrease the number of Warrant Shares as otherwise determined pursuant to this Section 2, provided further that if the Holder does not accept such adjustments as appropriately protecting its interests hereunder against such dilution, then the Company’s board of directors and the Holder shall agree, in good faith, upon an independent investment bank of nationally recognized standing to make such appropriate adjustments, whose determination shall be final and binding and whose fees and expenses shall be borne by the Company.

(e) Calculations. All calculations under this Section 2 shall be made by rounding to the nearest one-hundred thousandth of a cent or the nearest 1/100th of a share, as applicable. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Common Stock.

(f) Special Anti-Dilution Adjustment. If on the Special Anti-Dilution Adjustment Date (as defined below), the Exercise Price in effect prior to giving effect to the adjustment (if any) contemplated by this Section 2(f) is greater than the initial exercise price of the Tranche 2 Warrants (as defined below), then the Exercise Price shall simultaneously with the issuance of the Series 2 Debentures and the Tranche 2 Warrants automatically be adjusted downward to equal the initial exercise price of the Tranche 2 Warrants. Without implication that the contrary would otherwise be true, the Company expressly acknowledges and agrees that nothing contained in this Section 2(f) shall limit any other adjustment to the Exercise Price under any other provision of this Warrant (including, without limitation, Section 2(b)).

3. RIGHTS UPON DISTRIBUTION OF ASSETS. In addition to any adjustments pursuant to Section 2 above, if the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to all or substantially all of the holders of shares of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (other than a dividend or distribution in shares of Common Stock covered by clause (i) of Section 2(a)) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of shares of

Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Maximum Percentage) immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the participation in such Distribution (provided, however, to the extent that the Holder’s right to participate in any such Distributions would result in the Holder exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Distribution to such extent (or the beneficial ownership of any such shares of Common Stock as a result of such Distribution to such extent) and such Distribution to such extent shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Maximum Percentage), provided further, such Distribution shall be held in abeyance for the benefit of the Holder until such time as the Holder exercises this Warrant (whether in whole or in part), and subject to the foregoing proviso, upon each exercise of this Warrant the Company shall make such Distribution to the Holder with respect to each Warrant Share for which this Warrant is so exercised until such time as this Warrant has been exercised in full).

4. PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.

(a) Purchase Rights. In addition to any adjustments pursuant to Section 2 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of shares of Common Stock (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, the Maximum Percentage) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which such record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such shares of Common Stock as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Maximum Percentage), provided further, such Purchase Rights shall be held in abeyance for the benefit of the Holder until such time as the Holder exercises this Warrant (whether in whole or in part), and subject to the foregoing proviso, upon each exercise of this Warrant the Company shall deliver such Purchase Rights to the Holder with respect to each Warrant Share for which this Warrant is so exercised until such time as this Warrant has been exercised in full).

(b) Fundamental Transactions. In addition to and not in substitution for any other rights hereunder, prior to the consummation of each Fundamental Transaction pursuant to which holders of shares of Common Stock are entitled to receive securities, cash, assets or other property with respect to or in exchange for shares of Common Stock (a “Corporate Event”), the Company and the Successor Entity (including its Parent Entity) shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon an exercise of this Warrant at any time after the consummation of the applicable Fundamental Transaction but prior to the Expiration Date, in lieu of the shares of the Common Stock (or other securities, cash, assets or other property (except such items still issuable under Sections 3 and 4(a) above, which shall continue to be receivable thereafter)) issuable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of the applicable Fundamental Transaction had this Warrant been exercised immediately prior to the applicable Fundamental Transaction (without regard to any limitations on the exercise of this Warrant). Provision made pursuant to the preceding sentence shall be in form and substance reasonably satisfactory to the Holder.

(c) Application. The provisions of this Section 4 shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied as if this Warrant (and any such subsequent warrants) were fully exercisable and without regard to any limitations on the exercise of this Warrant (provided that the Holder shall continue to be entitled to the benefit of the Maximum Percentage, applied however with respect to shares of capital stock registered under the 1934 Act and thereafter receivable upon exercise of this Warrant (or any such other warrant)).

5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Charter or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company shall not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the Exercise Price then in effect. Nothing contained in this Section 5 shall prohibit the Company from making a voluntary filing under applicable bankruptcy laws and laws of similar effect.

6. WARRANT HOLDER NOT DEEMED A STOCKHOLDER. Except as otherwise specifically provided herein, the Holder, solely in its capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in its capacity as the Holder of this Warrant, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which it is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the stockholders of the Company generally, contemporaneously with the giving thereof to the stockholders.

7. REISSUANCE OF CERTIFICATES.

(a) Transfer of Warrant. If this Warrant is to be transferred, the Holder shall surrender this Warrant certificate to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant certificate (in accordance with Section 7(d)), registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less than the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant certificate (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

(b) Lost, Stolen or Mutilated Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant certificate (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Warrant certificate, the Company shall execute and deliver to the Holder a new Warrant certificate (in accordance with Section 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

(c) Exchangeable for Multiple Warrants. This Warrant certificate is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant certificate(s) (in accordance with Section 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant certificate will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, no warrants for fractional shares of Common Stock shall be given.

(d) Issuance of New Certificate. Whenever the Company is required to issue a new Warrant certificate pursuant to the terms of hereof, such new certificate (i) shall be of like tenor with this Warrant certificate, (ii) shall represent, as indicated on the face of such new certificate, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 7(a) or Section 7(c), the Warrant Shares designated by the Holder which, when added to the number of shares of Common Stock underlying the other new Warrant certificates issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant certificate which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as set out in this certificate.

8. NOTICES. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Warrant must be in writing and will be deemed to have been delivered: (i) upon receipt, if delivered personally; (ii) when sent, if sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); (iii) when sent, if sent by e-mail (provided that such sent e-mail is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s e-mail server that such e-mail could not be delivered to such recipient) and (iv) if sent by overnight courier service, one (1)

Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. The addresses, facsimile numbers and e-mail addresses for such communications shall be:

If to the Company:

200 Bay Street, Royal Bank Plaza
South Tower, Suite 2350, P.O. Box 93
Toronto ON M5J 2J2
E-mail address:	securities@nap.com
Facsimile:	(416) 360-8784
Attention:	Chief Financial Officer

If to the Holder, to its address as recorded on the register to be maintained by the Company or an agent of the Company. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine containing the time, date and recipient facsimile number or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iv) above, respectively. A copy of the e-mail transmission containing the time, date and recipient e-mail address shall be rebuttable evidence of receipt by e-mail in accordance with clause (iii) above.

The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefor. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon each adjustment of the Exercise Price and the number of Warrant Shares, setting forth in reasonable detail, and certifying, the calculation of such adjustment(s) and (ii) at least fifteen (15) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the shares of Common Stock, (B) with respect to any grants, issuances or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to all or substantially all of the holders of shares of Common Stock or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder and (iii) at least ten (10) Trading Days prior to the consummation of any Fundamental Transaction. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any of its Subsidiaries, the Company shall simultaneously file such notice with the United States Securities and Exchange Commission (the “SEC”) pursuant to a Current Report of Foreign Private Issuer on Form 6-K and issue a press release and, if necessary, file a material change report with appropriate Canadian Securities Regulators. It is expressly understood and agreed that the time of execution specified by the Holder in each Exercise Notice shall be definitive and may not be disputed or challenged by the Company.

9. AMENDMENT AND WAIVER. Except as otherwise expressly set forth herein, the provisions of this Warrant may be amended only with the written consent of the Company and of the holders of 66-2/3% of the then-outstanding Tranche 1 Warrants. Any amendment effected in accordance with this Section 9 shall be binding upon the Holder and the Company. Except as otherwise expressly set forth herein, no waiver shall be effective unless it is in writing provided that holders of 66-2/3% of the then-outstanding Tranche 1 Warrants may waive any provision of this Warrant, and any waiver of any provision of this Warrant made in conformity with the provisions of this Section 9 shall be binding on the Holder. Alternatively, an amendment or waiver of the provisions of the Warrants may be obtained at a meeting of Holders called in accordance with the requirements of the CBCA and the Company’s articles and bylaws, mutatis mutandis, in respect of meetings of shareholders evidenced by a resolution passed by not less than 66-2/3% of the votes cast by the Holders who voted in respect of that resolution; however a quorum for such meeting of Holders will be the presence of holders of not less than 25% of the then-outstanding Warrants. Any waiver hereunder must be in writing or evidenced by a resolution from a meeting of Holders’.

10. SEVERABILITY. If any provision of this Warrant is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Warrant so long as this Warrant as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

11. GOVERNING LAW. This Warrant shall be governed by and construed in accordance with the laws of the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall (i) be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to the Holder or to enforce a judgment or other court ruling in favor of the Holder or (ii) limit, or be deemed to limit, any provision of Section 13. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS WARRANT OR ANY TRANSACTION CONTEMPLATED HEREBY.

12. CONSTRUCTION; HEADINGS. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant. Unless otherwise expressly indicated, all dollar amounts referred to in this Warrant are in Canadian dollars, and, except as otherwise specified herein, all amounts owing under this Warrant shall be paid in Canadian dollars. All amounts and prices denominated in, or in, other currencies (if any) shall be converted into the Canadian dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. It is expressly understood and agreed that the Principal Market shall be the principal securities exchange or trading market for the Common Stock for all purposes under this Warrant so long as the Common Stock is listed or designated for quotation on the Principal Market.

13. DISPUTE RESOLUTION.

(a) Disputes Over the Exercise Price, Closing Sale Price, Bid Price or Fair Market Value.

(i) In the case of a dispute relating to the Exercise Price, the Closing Sale Price, the Bid Price or fair market value (as the case may be) (including, without limitation, a dispute relating to the determination of any of the foregoing), the Company or Holders of at least 66-2/3% of the then-outstanding Tranche 1 Warrants (acting as a group, the “Disputing Holders”) (as the case may be) shall submit the dispute (I) within five (5) Business Days after delivery of the applicable notice giving rise to such dispute to the Company or the Disputing Holders (as the case may be) or (II) if no notice gave rise to such dispute, at any time after the Disputing Holders learned of the circumstances giving rise to such dispute. If the Disputing Holders and the Company are unable to resolve such dispute relating to the Exercise Price, the Closing Sale Price, the Bid Price or fair market value (as the case may be) by 5:00 p.m. (Toronto time) on the third (3rd) Business Day following such delivery by the Company or the Disputing Holders (as the case may be) of such dispute to the Company or the Disputing Holders (as the case may be), then the Disputing Holders shall select an independent, reputable investment bank to resolve such dispute.

(ii) The Disputing Holders and the Company shall each deliver to such investment bank (x) a copy of the initial dispute submission so delivered in accordance with the first sentence of this Section 13(a) and (y) written documentation supporting its position with respect to such dispute, in each case, no later than 5:00 p.m. (Toronto time) by the fifth (5th) Business Day immediately following the date on which the Disputing Holders selected such investment bank (the “Dispute Submission Deadline”) (the documents referred to in the immediately preceding clauses (x) and (y) are collectively referred to herein as the “Required Dispute Documentation”) (it being understood and agreed that if either the Disputing Holders or the Company fails to so deliver all of the Required Dispute Documentation by the Dispute Submission Deadline, then the party who fails to so submit all of the Required Dispute Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to such investment bank with respect to such dispute and such investment bank shall resolve such dispute based solely on the Required Dispute Documentation that was delivered to such investment bank prior to the Dispute Submission Deadline). Unless otherwise agreed to in writing by both the Company and the Disputing Holders or otherwise requested by such investment bank, neither the Company nor the Disputing Holders shall be entitled to deliver or submit any written documentation or other support to such investment bank in connection with such dispute (other than the Required Dispute Documentation).

(iii) The Company and the Disputing Holders shall cause such investment bank to determine the resolution of such dispute and notify the Company and the Disputing Holders of such resolution no later than ten (10) Business Days immediately following the Dispute Submission Deadline. The fees and expenses of such investment bank shall be borne solely by the Company, and such investment bank’s resolution of such dispute shall be final and binding upon all parties absent manifest error.

(b) Disputes Over Arithmetic Calculation of Warrant Shares.

(i) In the case of a dispute as to the arithmetic calculation of the number of Warrant Shares, the Company or the Disputing Holders (as the case may be) shall submit the disputed arithmetic calculation via e-mail or facsimile (i) within five (5) Business Days after delivery of the applicable notice giving rise to such dispute to the Company or the Disputing Holders (as the case may be) or (ii) if no notice gave rise to such dispute, at any time after the Disputing Holders learned of the circumstances giving rise to such dispute. If the Disputing Holders and the Company are unable to resolve such disputed arithmetic calculation of the number of Warrant Shares by 5:00 p.m. (Toronto time) on the third (3rd) Business Day following such delivery by the Company or the Disputing Holders (as the case may be) of such disputed arithmetic calculation of the number of Warrant Shares to the Company or the Disputing Holders (as the case may be), then the Disputing Holders shall select an independent, reputable accountant or accounting firm to perform such disputed arithmetic calculation of the number of Warrant Shares.

(ii) The Disputing Holders and the Company shall each deliver to such accountant or accounting firm (as the case may be) (x) a copy of the initial dispute submission so delivered in accordance with the first sentence of this Section 13(b) and (y) written documentation supporting its position with respect to such disputed arithmetic calculation of the number of Warrant Shares, in each case, no later than 5:00 p.m. (Toronto time) by the fifth (5th) Business Day immediately following the date on which the Disputing Holders selected such accountant or accounting firm (as the case may be) (the “Submission Deadline”) (the documents referred to in the immediately preceding clauses (x) and (y) are collectively referred to herein as the “Required Documentation”) (it being understood and agreed that if either the Disputing Holders or the Company fails to so deliver all of the Required Documentation by the Submission Deadline, then the party who fails to so submit all of the Required Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to such accountant or accounting firm (as the case may be) with respect to such disputed arithmetic calculation of the number of Warrant Shares and such accountant or accounting firm (as the case may be) shall perform such disputed arithmetic calculation of the number of Warrant Shares based solely on the Required Documentation that was delivered to such accountant or accounting firm (as the case may be) prior to the

Submission Deadline). Unless otherwise agreed to in writing by both the Company and the Disputing Holders or otherwise requested by such accountant or accounting firm (as the case may be), neither the Company nor the Disputing Holders shall be entitled to deliver or submit any written documentation or other support to such accountant or accounting firm (as the case may be) in connection with such disputed arithmetic calculation of the number of Warrant Shares (other than the Required Documentation).

(iii) The Company and the Disputing Holders shall cause such accountant or accounting firm (as the case may be) to perform such disputed arithmetic calculation and notify the Company and the Disputing Holders of the results no later than ten (10) Business Days immediately following the Submission Deadline. The fees and expenses of such accountant or accounting firm (as the case may be) shall be borne solely by the Company, and such accountant’s or accounting firm’s (as the case may be) arithmetic calculation shall be final and binding upon all parties absent manifest error.

(c) Miscellaneous. The Company expressly acknowledges and agrees that (i) this Section 13 constitutes an agreement to arbitrate between the Company and the Disputing Holders (and constitutes an arbitration agreement) under § 7501, et seq. of the New York Civil Practice Law and Rules (“CPLR”) and that the Disputing Holders are authorized to apply for an order to compel arbitration pursuant to CPLR § 7503(a) in order to compel compliance with this Section 13, (ii) a dispute relating to the Exercise Price includes, without limitation, disputes as to (1) whether an issuance or sale or deemed issuance or sale of Common Stock occurred under Section 2(b), (2) the consideration per share at which an issuance or deemed issuance of Common Stock occurred, (3) whether any issuance or sale or deemed issuance or sale of Common Stock was an issuance or sale or deemed issuance or sale of Excluded Securities, (4) whether an agreement, instrument, security or the like constitutes and Option or Convertible Security and (5) whether a Dilutive Issuance occurred, (iii) the terms of this Warrant shall serve as the basis for the selected investment bank’s resolution of the applicable dispute, such investment bank shall be entitled (and is hereby expressly authorized) to make all findings, determinations and the like that such investment bank determines are required to be made by such investment bank in connection with its resolution of such dispute (including, without limitation, determining (1) whether an issuance or sale or deemed issuance or sale of Common Stock occurred under Section 2(b), (2) the consideration per share at which an issuance or deemed issuance of Common Stock occurred, (3) whether any issuance or sale or deemed issuance or sale of Common Stock was an issuance or sale or deemed issuance or sale of Excluded Securities, (4) whether an agreement, instrument, security or the like constitutes and Option or Convertible Security and (5) whether a Dilutive Issuance occurred) and in resolving such dispute such investment bank shall apply such findings, determinations and the like to the terms of this Warrant, (iv) the terms of this Warrant shall serve as the basis for the selected accountant’s or accounting firm’s performance of the applicable arithmetic calculation of the number of Warrant Shares, (v) for clarification purposes and without implication that the contrary would otherwise be true, disputes relating to matters described in Section 13(a) shall be governed by Section 13(a) and not by Section 13(b), (vi) the Disputing Holders, in their sole discretion, shall have the right to submit any dispute described in this Section 13 to any state or federal court sitting in The City of New York, Borough of Manhattan in lieu of utilizing the procedures set forth in this Section 13 and (vii) nothing in this Section 13 shall limit the Disputing Holders from obtaining any injunctive relief or other equitable remedies (including, without limitation, with respect to any matters described in Section 13(a) or Section 13(b)).

14. REMEDIES, CHARACTERIZATION, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder to pursue damages for any failure by the Company to comply with the terms of this Warrant. The Company covenants to the Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, exercises and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required. The Company shall provide all information and documentation to the Holder that is requested by the Holder to enable the Holder to confirm the Company’s compliance with the terms and conditions of this Warrant (including, without limitation, compliance with Section 2 hereof). The issuance of shares and certificates for shares as contemplated hereby upon the exercise of this Warrant shall be made without charge to the Holder or such shares for any issuance tax or other costs in respect thereof, provided that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than the Holder or its agent on its behalf.

15. TRANSFER. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company.

16. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

(a) “Approved Share Plan” means any employee benefit plan which has been approved by the board of directors of the Company pursuant to which shares of Common Stock and standard options to purchase shares of Common Stock or restricted share units may be issued to any employee, officer or director for services provided to the Company in their capacity as such.

(b) “Bid Price” means, for any security as of the particular time of determination, the bid price for such security on the NYSE MKT as reported by Bloomberg as of such time of determination, or, if the Common Stock is not listed or designated for quotation on the NYSE MKT, the bid price for such security on the Principal Market as reported by Bloomberg as of such time of determination, or, if the Principal Market is not the principal securities exchange or trading market for such security, the bid price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg as of such time of determination, or if the foregoing does not apply, the bid price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg as of such time of determination, or, if no bid price is reported for such security by Bloomberg as of such time of determination, the average of the bid prices of any market makers for such security as reported in the “pink sheets” by OTC Markets Group Inc. as of such time of determination. If the Bid Price cannot be calculated for a security as of the particular time of determination on any of the foregoing bases, the Bid Price of such security as of such time of determination shall be the fair market value as determined by the Company. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during such period.

(c) “Bloomberg” means Bloomberg, L.P.

(d) “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in Toronto are authorized or required by law to remain closed.

(e) “Closing Sale Price” means, for any security as of any date, the last trade price for such security on the NYSE MKT as reported by Bloomberg as of such time of determination, or, if the Common Stock is not listed or designated for quotation on the NYSE MKT, the last trade price for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing trade price, then the last trade price of such security prior to 4:00:00 p.m., Toronto time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last trade price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing does not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no last trade price is reported for such security by Bloomberg, the average of the ask prices of any market makers for such security as reported in the “pink sheets” by OTC Markets Group Inc. If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as determined by the Company. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during such period.

(f) “Common Stock” means (i) the Company’s common shares, no par value per share, and (ii) any capital stock into which such common shares shall have been changed or any share capital resulting from a reclassification of such common shares.

(g) “Convertible Securities” means any stock, note, debenture or other security (other than Options) that is, or may become, at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any shares of Common Stock.

(h) “Equity Conditions” means: (i) on each day during the period beginning one month prior to the applicable date of determination and ending on and including the applicable date of determination, the Registration Statement is effective and the prospectus contained therein shall be available for the issuance by the Company to the Holder of all of the Warrant Shares (disregarding any limitation on exercise of this Warrant); (ii) on each day during the period beginning one month prior to the applicable date of determination and ending on and including the applicable date of determination (the “Equity Conditions Measuring Period”), the Common Stock (including all of the Warrant Shares) is listed or designated for quotation (as applicable) on the Principal Market or the NYSE MKT and shall not have been suspended from trading on the Principal Market and the NYSE MKT (other than suspensions of not more than two (2) days on each respective exchange and occurring prior to the applicable date of determination due to business announcements by the Company) nor shall delisting or suspension by both the Principal Market and the NYSE MKT have been threatened (with a reasonable prospect of delisting occurring) or pending) either (A) in writing by the Principal Market or the NYSE MKT or (B) by falling below the minimum listing maintenance requirements of the Principal Market or the NYSE MKT; (iii) on each day during the Equity Conditions Measuring Period, the Company shall have delivered all shares of Common Stock issuable upon exercise of this Warrant on a timely basis as set forth in Section 1(a) hereof and all other shares of capital stock required to be delivered by the Company on a timely basis as set forth in the Other Securities; (iv) any shares of Common Stock to be issued in connection with the event requiring determination may be issued in full without violating Section 1(f) hereof; (v) any shares of Common Stock to be issued in connection with the event requiring determination may be issued in full without violating the rules or regulations of the Principal Market or the NYSE MKT; (vi) on each day during the Equity Conditions Measuring Period, no public announcement of a pending, proposed or intended Fundamental Transaction shall have occurred which has not been abandoned, terminated or consummated; (vii) the Company shall have no knowledge of any fact that would reasonably be expected to cause the Registration Statement to not be effective or the prospectus contained therein to not be available for the issuance by the Company to the Holder of all of the Warrant Shares (disregarding any limitation on exercise of this Warrant); (viii) the Holder shall not be in possession of any material, non-public information regarding the Company or any of its Subsidiaries provided to any of them by the Company, any of its Subsidiaries or any of their respective affiliates, employees, officers, representatives, agents or the like; (ix) on each day during the Equity Conditions Measuring Period, the Company otherwise shall have been in material compliance with each provision and covenant of the Tranche 1 Warrants and the Other Securities and shall not have breached any provision or covenant of any of the Tranche 1 Warrants or any of the Other Securities; and (x) without limitation of the foregoing clause (ix), on each day during the Equity Conditions Measuring Period, there shall not have occurred an Event of Default (as defined under the Series 1 Debentures) or an event that with the passage of time or giving of notice would constitute an Event of Default.

(i) “Equity Conditions Failure” means, with respect to a particular date of determination, that on any day during the period commencing twenty (20) Trading Days immediately prior to such date of determination, the Equity Conditions have not been satisfied (or waived in writing by the Holder).

(j) “Exchange Rate” means, in relation to any amount of currency to be converted into Canadian dollars pursuant to this Warrant, the Canadian dollar exchange rate as published in the Wall Street Journal (or each successor publication thereto) on the relevant date of calculation.

(k) “Excluded Securities” means (A) shares of Common Stock or standard options to purchase shares of Common Stock to directors, officers or employees of the Company in their capacity as such pursuant to an Approved Share Plan, provided that (1) all such issuances (taking into account the shares of Common Stock issuable upon exercise of such options) after the date hereof pursuant to this clause (A) do not, in the aggregate, exceed more than 10% of the then issued and outstanding shares of Common Stock (as adjusted for share splits, share combinations and other similar transactions occurring after the January 31, 2014) and (2) the exercise price of any such options is not reduced, none of such options are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such options are otherwise materially changed in any manner that adversely affects any of the Holders; (B) shares of Common Stock issued upon the conversion, exercise or exchange of Convertible Securities (other than standard options to purchase shares of Common Stock issued pursuant to an Approved Share Plan that are covered by clause (A) above) issued prior to the date hereof, provided that the conversion, exercise or exchange (as the case may be) of any such Convertible Security is made solely pursuant to the conversion, exercise or exchange (as the case may be) provisions of such Convertible Security that were in effect (and expressly set forth in such Convertible Security) on the date immediately prior to January 31, 2014, the conversion, exercise or exchange price of any such Convertible Securities (other than standard options to purchase Common Shares issued pursuant to an Approved Share Plan that are covered by clause (A) above) is not reduced, none of such Convertible Securities are (other than standard options to purchase shares of Common Stock issued pursuant to an Approved Share Plan that are covered by clause (A) above) (nor is any provision of any such Convertible Securities) amended or waived in any manner (whether by the Company or the holder thereof) to increase, or which results in an increase in, the number of shares issuable thereunder and none of the terms or conditions of any such Convertible Securities (other than standard options to purchase shares of Common Stock issued pursuant to an Approved Share Plan that are covered by clause (A) above) are otherwise materially changed or waived (whether by the Company or the holder thereof) in any manner that adversely affects any of the Holders; (C) the shares of Common Stock issuable pursuant to the Series 1 Debentures, the Series 2 Debentures, the Tranche 1 Warrants and Tranche 2 Warrants and (D) shares of Common Stock or Convertible Securities issued or issuable in connection with strategic alliances, acquisitions, mergers, and strategic partnerships, provided, that (1) the primary purpose of such issuance is not to raise capital, (2) the purchasers or acquirers of the securities in such issuance does not include any affiliate of the Company or any of its Subsidiaries and solely consists of either (x) the actual participants in such strategic alliance or strategic partnership, (y) the actual owners of such assets or securities acquired in such acquisition or merger or (z) the stockholders, partners or members of the foregoing Persons, (3) the number or amount of securities issued to such Person by the Company shall not be disproportionate to such Person’s actual participation in such strategic alliance or strategic partnership or ownership of such assets or securities to be acquired by the Company, as applicable and (4) none of such Persons are an entity whose primary business is investing in securities or companies;

(l) “Expiration Date” means the date that is the third (3rd) anniversary of the date on which Shareholder Approval permitting issuance of the Warrant Shares is received or, if such date falls on a day other than a Business Day or on which trading does not take place on the Principal Market (a “Holiday”), the next date that is not a Holiday.

(m) “Fundamental Transaction” means that (i) the Company or any of its Subsidiaries shall, directly or indirectly, in one or more related transactions, (1) consolidate or merge with or into (whether or not the Company or any of its Subsidiaries is the surviving corporation) any other Person (excluding a merger or consolidation of a Subsidiary that is directly or indirectly wholly-owned by the Company into the Company or into any other Subsidiary that is directly or indirectly wholly-owned by the Company), or (2) sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of its respective properties or assets to any other Person (excluding such a sale, lease, license, transfer, conveyance or other disposition by a Subsidiary that is directly or indirectly wholly-owned by the Company to the Company or to any other Subsidiary that is directly or indirectly wholly-owned by the Company), or (3) allow any other Person to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding shares of Voting Stock of the Company (not including any shares of Voting Stock of the Company held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (4) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with any other Person whereby such other Person acquires more than 50% of the outstanding shares of Voting Stock of the Company (not including any shares of Voting Stock of the Company held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination), or (5) reorganize, recapitalize or reclassify the Common Stock, or (ii) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the 1934 Act and the rules and regulations promulgated thereunder), other than the Holder and any of its affiliates, is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding Voting Stock of the Company.

(n) “NYSE MKT” means the NYSE MKT (including each successor thereto).

(o) “Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities.

(p) “Other Securities” means, collectively, the Series 1 Debentures, Series 2 Debentures and the Tranche 2 Warrants.

(q) “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

(r) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(s) “Prospectus” means the amended and restated prospectus supplement dated January 30, 2014 (amending and restating the prospectus supplement dated January 28, 2014) to the Company’s base short form shelf prospectus dated February 12, 2013 filed with the Canadian securities regulatory authority in each Province of Canada and registered under the Company’s Registration Statement.

(t) “Principal Market” means the Toronto Stock Exchange, through which the senior listings operations of TMX Group Limited are conducted (including each successor thereto) (but which in no event shall include the TSX Venture Exchange).

(u) “Series 1 Debentures” means, collectively, the Series 1 Convertible Unsecured Subordinated Debentures issued concurrently with the Tranche 1 Warrants, as may be amended from time to time, and shall include all debentures issued in exchange therefor or replacement thereof.

(v) “Series 2 Debentures” means, collectively, the Series 2 Convertible Unsecured Subordinated Debentures to be issued as more fully described in the Prospectus, as may be amended from time to time, and shall include all debentures issued in exchange therefor or replacement thereof.

(w) “Shareholder Approval” means the approval by shareholders of the Company excluding the votes attaching to Securities beneficially owned, directly or indirectly, by holders of Warrants and their associates and affiliates or otherwise as required by, or in accordance, with applicable rules and regulations of the Principal Market TSX and/or the NYSE MKT, as the case may be.

(x) “Special Anti-Dilution Adjustment Date” means the initial issuance date of the Tranche 2 Warrants.

(y) “Subsidiaries” means any Person in which the Company, directly or indirectly, (I) owns any of the outstanding share capital or holds any equity or similar interest of such Person or (II) controls or operates all or any part of the business, operations or administration of such Person, and each of the foregoing, is individually referred to herein as a “Subsidiary.”

(z) “Successor Entity” means the Person (or, if so elected by the Holder, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Holder, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

(aa) “Trading Day” means, as applicable, (x) with respect to all price determinations relating to the Common Stock, any day on which the Common Stock is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock is then traded, provided that “Trading Day” shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., Toronto time) or (y) with respect to all determinations other than price determinations relating to the Common Stock, any day on which The New York Stock Exchange (or any successor thereto) is open for trading of securities.

(bb) “Tranche 2 Warrants” means, collectively, the warrants to purchase Common Stock to be issued concurrently with the Series 2 Debentures as more fully described in the Prospectus, as may be amended from time to time, and shall include all warrants issued in exchange therefor or replacement thereof.

(cc) “Voting Stock” of a Person means capital stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

(dd) “VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded) during the period beginning at 9:30:01 a.m., Toronto time, and ending at 4:00:00 p.m., Toronto time, as reported by Bloomberg through its “Volume at Price” function or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., Toronto time, and ending at 4:00:00 p.m., Toronto time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the “pink sheets” by OTC Markets Group Inc. If VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as determined by the Company. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during such period.

17. MANDATORY EXERCISE. If at any time after the eighteen (18) month anniversary of the Initial Exercise Date (the “Mandatory Exercise Eligibility Date”), (i) the daily VWAP of the Common Stock is equal to or greater than $1.143 per share (as adjusted for stock splits, stock combinations and the like occurring from and after the Issuance Date) (the “Trigger Price”) for a period of ten (10) consecutive Trading Days following the Mandatory Exercise Eligibility Date (the ten (10) consecutive Trading Days on which the condition in this clause (i) is satisfied are referred to herein as the “Mandatory Exercise Measuring Period”), (ii) the aggregate dollar trading volume (as reported on Bloomberg) of the Common Stock on the Principal Market plus the NYSE MKT for each Trading Day during the Mandatory Exercise Measuring Period exceeds $5,500,000 per day (as adjusted for stock splits, stock combinations and the like occurring from and after the Issuance Date) and (iii) no Equity Conditions Failure shall have occurred, then the Company shall have the right to require the Holder to exercise all, but not less than all, of this Warrant for all of the then-remaining Warrant Shares in accordance with Section 1 hereof (a “Mandatory Exercise”). The Company may exercise its right to require exercise under this Section 17 on one occasion by delivering (provided that all of the conditions set forth in clauses (i) through (iii) above are then satisfied), on the first (1st) Trading Day immediately following the end of the Mandatory Exercise Measuring Period, a written notice thereof to the Holder (the “Mandatory Exercise Notice” and the date the Holder receives such notice is referred to as the “Mandatory Exercise Notice Date”). The Mandatory Exercise Notice shall be irrevocable. The

Mandatory Exercise Notice shall (1) state the Trading Day selected for the Mandatory Exercise in accordance with this Section 17, which Trading Day shall be at least thirty (30) Trading Days but not more than sixty (60) Trading Days following the Mandatory Exercise Notice Date (the “Mandatory Exercise Date”), (2) state the number of shares of Common Stock to be issued to the Holder on the Mandatory Exercise Date, (3) contain a certification from the Chief Executive Officer of the Company that there has been no Equity Conditions Failure and (4) contain a certification from the Chief Executive Officer of the Company that the Company has simultaneously taken the same action with respect to all of the Tranche 1 Warrants. Any portion of this Warrant exercised by the Holder after the Mandatory Exercise Notice Date shall reduce the number of Warrant Shares for which this Warrant is required to be exercised on the Mandatory Exercise Date. If the Company has elected a Mandatory Exercise, the mechanics of exercise set forth in Section 1 shall apply, to the extent applicable, as if the Company had received from the Holder on the Mandatory Exercise Date an Exercise Notice with respect to all of the then-remaining Warrant Shares. Notwithstanding anything contained in this Section 17 to the contrary, if (I) any daily VWAP of the Common Stock is less than the Trigger Price on any day during the period commencing on the Mandatory Exercise Notice Date and ending on the Trading Day immediately preceding the Mandatory Exercise Date; (II) the aggregate dollar trading volume (as reported on Bloomberg) of the Common Stock on the Principal Market plus the NYSE MKT on any Trading Day during the period commencing on the Mandatory Exercise Notice Date and ending on the Trading Day immediately preceding the Mandatory Exercise Date is less than $5,500,000 (as adjusted for stock splits, stock combinations and the like occurring from and after the Issuance Date); or (III) an Equity Conditions Failure occurs on any day during the period commencing on the Mandatory Exercise Notice Date and ending on the Mandatory Exercise Date which has not been waived in writing by the Holder, then, in either case, the Mandatory Exercise Notice delivered to the Holder shall be null and void ab initio and the Mandatory Exercise shall not occur. If the Company elects to cause a Mandatory Exercise of this Warrant pursuant to this Section 17, then it must simultaneously take the same action with respect to all of the other Tranche 1 Warrants.

[signature page follows]

IN WITNESS WHEREOF, the Company has caused this Tranche 1 Warrant to Purchase Common Stock to be duly executed as of the Issuance Date set out above.

NORTH AMERICAN PALLADIUM LTD.

By:
Name:	Tess Lofsky
Title:	Vice President, General Counsel and Corporate Secretary

[Tranche 1 Warrant Signature Page]

EXHIBIT A

EXERCISE NOTICE

TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS

WARRANT TO PURCHASE COMMON STOCK

NORTH AMERICAN PALLADIUM LTD.

The undersigned holder hereby exercises the right to purchase                      of the shares of Common Stock (“Warrant Shares”) of North American Palladium Ltd., North American Palladium Ltd., a corporation incorporated under the Canada Business Corporations Act (the “Company”), evidenced by Warrant to Purchase Common Stock No.              (the “Warrant”). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

1. Form of Exercise Price. The Holder intends that payment of the Exercise Price shall be made as:

a “Cash Exercise” with respect to Warrant Shares; and/or

a “Cashless Exercise” with respect to Warrant Shares.

In the event that the Holder has elected a Cashless Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the Holder hereby represents and warrants that (i) this Exercise Notice was executed by the Holder at             [a.m.][p.m.] on the date set forth below and (ii) if applicable, the Bid Price as of such time of execution of this Exercise Notice was $        .

2. Payment of Exercise Price. In the event that the Holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the Holder shall pay the Aggregate Exercise Price in the sum of $         to the Company in accordance with the terms of the Warrant.

3. Delivery of Warrant Shares. The Company shall deliver to Holder, or its designee or agent as specified below,              Warrant Shares in accordance with the terms of the Warrant. Delivery shall be made to Holder, or for its benefit, to the following address:

Date:                  ,

Name of Registered Holder

By:
Name:
Title:

EXHIBIT B

ACKNOWLEDGMENT

The Company hereby acknowledges this Exercise Notice and confirms that                  Warrant Shares shall be issued thereto and hereby directs                      to issue the above indicated number of shares of Common Stock in accordance with the Transfer Agent Instructions dated             , 20    , from the Company and acknowledged and agreed to by                     .

NORTH AMERICAN PALLADIUM LTD.

By:
Name:
Title: